Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

September 3, 2020 By EDGAR U.S. Securities and Exchange Commission	Erin M. Lett Associate d +1.202.416.6829 f +1.202.416.6899 elett@proskauer.com www.proskauer.com

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert and Michael Clampitt

Re:	The Gladstone Companies, Inc.

Amendment No. 1 to Offering Statement on Form 1-A (filed on August 28, 2020)

Ladies and Gentlemen,

On behalf of The Gladstone Companies, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding Amendment No. 1 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) in a telephone conversation on August 31, 2020 between David Gessert of the Staff and Erin M. Lett of Proskauer Rose LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, and the comments are followed by the Company’s response. Terms used in this letter have the meanings given to them in the Offering Statement.

Offering Circular Summary

Recent Developments

1.

Update the disclosure in the Recent Developments section through the quarter ended June 30, 2020. In addition, confirm that the total percentage return on the Company’s funds is not materially lower as of June 30, 2020 than as is disclosed in the table on page 5. If the total percentage return is materially lower, revise the table as warranted and, if not, confirm the same.

Response:

As requested, the Company has updated the disclosure in the Recent Developments section to reflect information through June 30, 2020. In addition, the Company has updated the table on page 5, as well as the same information on page 57, to reflect total percentage returns through June 30, 2020 for each of the Existing Gladstone Funds.

Exhibits

2.

For future amendments, please file an auditors’ consent that references the most recent substantive amendment to the Offering Statement (e.g., “Amendment No. 2 to the Offering Statement on Form 1-A”) or contemplates such amendments (e.g., “the Offering Statement on Form 1-A, as amended”).

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

September 3, 2020

Response:

As requested, the Company has included as an exhibit to the Offering Statement, a consent from PricewaterhouseCoopers LLP that contemplates use with amendments to the Offering Statement.

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6829 (or by email at elett@proskauer.com) or William J. Tuttle by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett

Erin M. Lett

cc:	David Gladstone, The Gladstone Companies, Inc.

Michael Malesardi, The Gladstone Companies, Inc.

Michael LiCalsi, The Gladstone Companies, Inc.

William J. Tuttle, Proskauer Rose LLP